File No. ______________

As filed with the Securities and Exchange Commission on August 2, 2013

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(b) AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(a) AND 17(d) AND RULE 17d-l

PARTNERS GROUP PRIVATE CREDIT (MASTER FUND) and
PARTNERS GROUP (USA) INC.

1114 Avenue of the Americas, 37th Floor
New York, NY 100036

All Communications, Notices and Orders to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

Copies to:

Brooks Lindberg
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600

This Application (including Exhibits) contains 20 pages.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the matter of:
PARTNERS GROUP PRIVATE CREDIT (MASTER FUND) and PARTNERS GROUP (USA) INC.
1114 Avenue of the Americas, 37th Floor
New York, NY 100036
212-908-2600
File No. ____-______
Investment Company Act of 1940

APPLICATION FOR AN ORDER UNDER SECTIONS 17(b) AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(a) AND 17(d) AND RULE 17d-l

  The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1:

•
Partners Group Private Credit (Master Fund) (the “Master Fund,” together with any current or future closed-end management investment companies registered under the 1940 Act and advised by the Investment Advisers (as defined below), collectively referred to herein as the “Funds” and individually as a “Fund”);

•
any current or future special purpose subsidiary owned either in part or in whole by one or more of the Funds or Other Accounts (as defined below), collectively referred to herein as the “SPV Subs” and individually as an “SPV Sub”; and

•
Partners Group (USA) Inc. (“Partners Group,” together with any current or future investment advisers registered as such with the Commission and controlling, controlled by or under common control with Partners Group, collectively referred to herein as the “Investment Advisers” and individually as an “Investment Adviser” and collectively with the Funds and SPV Subs, referred to herein as the “Applicants”).

Partners Group (USA) Inc. serves as the investment adviser to the Master Fund.  Partners Group Holding AG (“Partners Group Holding”), through Partners Group (USA) Inc. and its other subsidiaries, advises a number of private funds and separate accounts for institutional investors, many of which have investment objectives that are the same as, or similar to, those of the Master Fund.  Such current, and any future, separate accounts and private funds advised by a Partners Group Holding subsidiary are referred to herein as “Other Accounts”.

The relief requested in this application (the “Application”) would allow a Fund (and any SPV Sub), on the one hand, and one or more Funds and/or Other Accounts (and/or any SPV Sub) (collectively referred to as “Co-Investment Affiliates”), on the other hand, to (A) co-invest with each other in securities issued by issuers in private placement transactions in which a Partners Group Holding subsidiary negotiates terms in addition to price (“Private Placement Securities”) on behalf of the Funds and/or the Other Accounts and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, pre-emptive rights and other rights to purchase securities of the issuers. For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Funds (or any SPV Sub) participate together with one or more Co-Investment Affiliates in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Funds (or any SPV Sub) may not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

The relief requested in this Application would also allow the Funds and Other Accounts to facilitate certain Co-Investment Transactions through SPV Subs in which the Funds and Other Accounts may participate side-by-side.  A Fund and/or one or more Other Accounts may, from time to time, form an SPV Sub: (a) whose sole business purpose is to procure financing and/or  purchase and/or hold one or more investments on behalf of such Funds and/or Other Accounts; (b) that is owned either in part or in whole by one or more Funds and/or Other Accounts; (c) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (d) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.  As already noted, an SPV Sub would generally not be a wholly owned subsidiary of any one Fund or Other Account.

1	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

An SPV Sub may be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate because it may be a company controlled by a Fund for purposes of Rule 17d-1 and also because it would be an affiliate, or an affiliate of an affiliate, of a Fund under Section 17(a) and no current exemptive rules, such as 1940 Act Rules 17a-2 and 17a-6, would apply. Applicants request that an SPV Sub be permitted to participate in Co-Investment Transactions in lieu of the Funds and Other Accounts invested in such SPV Sub and that the SPV Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Funds and Other Accounts were participating directly. Applicants represent that this treatment is justified because an SPV Sub would have no purpose other than serving as a purchasing or holding vehicle for Funds’ and Other Accounts’ investments and, therefore, no conflicts of interest could arise between the Fund and the SPV Sub. A Fund’s Board (as defined below) would be informed of, and decide whether or not to approve, any proposed use of an SPV Sub in the Fund’s place. If a Fund proposes to participate in the same Co-Investment Transaction with any of its SPV Subs, the Fund’s Board will also be informed of, and take into consideration, the relative participation of the Fund and the SPV Sub.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.2

Any entities that may rely on the Order in the future will comply with its terms and conditions.3

I. GENERAL DESCRIPTION OF APPLICANTS

A. Master Fund and SPV Subs

The Master Fund is a Maryland statutory trust organized as an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act.  The Master Fund was organized on April 11, 2013 and has not yet commenced operations.  The Master Fund intends to elect to be treated for U.S. federal income tax purposes, and to qualify annually as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).  The Master Fund’s investment objective will be to generate attractive risk-adjusted returns and current income and, to a lesser extent, long-term capital appreciation by investing in a diversified portfolio of predominantly credit-related opportunities, including but not limited to, senior secured loans, second lien secured loans and subordinated debt, generally issued by privately owned companies (“Portfolio Companies”).  The Master Fund may purchase interests in loans through secondary market transactions in the “over-the-counter” market for institutional loans or directly from the Master Fund’s target companies as primary market investments.  In addition, a portion of the Master Fund’s portfolio may be comprised of corporate bonds and other debt securities.  In connection with its credit investments the Master Fund may on occasion receive equity interests such as warrants, options or other equity-related instruments.  The Master Fund may also purchase common or preferred equity interests in target companies, often (but not exclusively) in conjunction with an existing credit investment.  Moreover, the Master Fund may make commitments to select private funds managed by third-party managers, which may facilitate private credit related investment opportunities.  Finally, the Master Fund may make special situation investments, including but not limited to, speciality credit, structured finance, asset-based loans, distressed assets and/or other opportunistic investments. The Master Fund’s principal place of business is c/o Partners Group (USA) Inc., 1114 Avenue of the Americas, 37th Floor, New York, NY 10036.

2	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

3
The Order granted pursuant to the Application will not apply to any person directly or indirectly controlled by a Fund other than the SPV Subs.  For clarification, the term “SPV Sub” includes any special purpose vehicle that may be formed for tax reasons and the Order would apply to such a tax blocker SPV Sub where it invests in another SPV Sub, side-by-side with Funds and Other Accounts, and such second SPV Sub participates in a Co-Investment Transaction.    In such a case, the second SPV Sub’s participation in any such transaction shall be treated, for purposes of the Order, as though the Fund and Other Account that invest through the tax blocker SPV Sub were participating directly in the Co-Investment Transaction.

The Master Fund plans to have a three-member board of trustees (the “Board”) of which at least two members will not be “interested persons” of the Master Fund within the meaning of Section 2(a)(19) (the “Independent Trustees”). None of the Independent Trustees will have a financial interest in any Co-Investment Transaction, other than by virtue of the ownership of securities of the Funds. None will participate individually in any Co-Investment Transaction.

As discussed above, any SPV Sub will be formed specifically for the purpose of procuring financing or otherwise purchasing or holding investments for the Funds and Other Accounts, which will own the SPV Sub either in part or in whole.  To the extent that any transaction involving the SPV Subs implicates the relief requested herein, each Fund and Other Account invested in such SPV Subs will comply with the terms of the conditions as though it were the holder of the securities held by the SPV Subs.

B. Partners Group

Partners Group is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Partners Group is an affiliate of Partners Group AG, a global private markets investment manager.  The parent company of Partners Group and Partners Group AG, Partners Group Holding AG, is listed on the SIX Swiss Exchange (ticker: PGHN) and had a public market capitalization of approximately 6.46 billion Swiss Francs (approximately 6.71 billion U.S. Dollars) as of June 1, 2013.  Partners Group AG provides advice to Partners Group in accordance with the Unibanco line of no-action letters4.

For the services provided to the Master Fund by Partners Group pursuant to an investment management agreement with the Master Fund, the Master Fund will pay a base management fee (the “Investment Management Fee”) and an incentive fee.  The Master Fund will pay Partners Group a monthly Investment Management Fee equal to a specified percentage on an annualized basis of the average gross assets.  For purposes of determining the Investment Management Fee payable to Partners Group for any month, average gross assets will be calculated prior to any reduction for any fees and expenses of the Master Fund for that month, including, without limitation, the Investment Management Fee payable to Partners Group for that month.

The Master Fund will pay Partners Group an incentive fee (the “Incentive Fee”) comprised of two components:  (i) at the end of each calendar quarter, an amount equal to a specified percentage of the Master Fund’s realized “pre-incentive fee net investment income” for the immediately preceding quarter is payable to Partners Group; and (ii) at the end of each calendar year, an amount equal to a specified percentage of the Master Fund’s realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid Incentive Fee on capital gains, is payable to Partners Group.  “Pre-incentive fee net investment income” is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus the Master Fund’s operating expenses for the quarter (including the Investment Management Fee, expenses payable to the Administrator, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the Incentive Fee and any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation).

Under the terms of the investment advisory agreement with the Master Fund, Partners Group will: (i) develop, implement and supervise the investment program of the Master Fund and the composition of its portfolio; (ii) determine the timing and amount of commitments, investments and/or disposals to be made by the Master Fund, the securities and other investments to be purchased or sold by the Master Fund in connection therewith, including investments in the securities of registered or unregistered investment companies or other vehicles (“Portfolio Funds”) which are managed by other investment managers; and (iii) arrange for the purchase of securities and other investments for the Master Fund and the sale or redemption of securities and other investments held in the portfolio of the Fund.  Partners Group’s services under the investment advisory agreement are not exclusive, and Partners Group is free to furnish similar services to other entities so long as its services to the Master Fund are not impaired.

4
See, e.g. Uniao de Bancos de Brasileiros S.A. (pub. Avail. July 28, 1992) (“Unibanco”); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); ABN AMRO Bank N.V. (pub. avail. July 1, 1997); and Royal Bank of Canada et al. (pub. avail. June 3, 1998).

All investment decisions for the Master Fund will require a majority approval of Partners Group’s investment committee, which is currently comprised of five members of Partners Group’s senior management team who have extensive experience in private lending and private equity investing.

II. RELIEF FOR PROPOSED CO-INVESTMENTS

A. Co-Investment in Portfolio Companies by the Co-Investment Affiliates

1. Mechanics of Co-Investment Program

It is anticipated that an Investment Adviser or an investment adviser of an Other Account will, from time to time, determine that a certain investment they recommend to their respective Fund or Other Account would also be an appropriate investment for one or more Co-Investment Affiliates in accordance with the policies and procedures that have been adopted by all Partners Group Holding subsidiaries. Upon issuance of the requested Order, such a determination may result in a Fund, on the one hand, and one or more Co-Investment Affiliates, on the other hand, co-investing in certain investment opportunities (the “Co-Investment Program”).

Under the Co-Investment Program, if a potential investment is appropriate for one or more Funds, co-investment among a Fund and one or more Co-Investment Affiliates would be the norm, rather than the exception.

Opportunities for Potential Co-Investment Transactions may arise when personnel of an Investment Adviser or investment adviser of an Other Account become aware of investment opportunities that may be appropriate for its respective Fund or Other Account and one or more other Co-Investment Affiliates. Upon issuance of the requested Order, Potential Co-Investment Transactions within a Fund’s Objectives and Strategies5 that are presented to a Co-Investment Affiliate and are referred to the Fund’s Investment Adviser may result in a Co-Investment Transaction.6 For each such referral, the applicable Investment Adviser will independently analyze and evaluate the investment opportunity as to its appropriateness for its respective Fund taking into consideration such Fund’s investment objectives, investment policies, investment positions, capital available for investment and other factors relevant to such Fund. The amount of a Fund’s capital available for investment will be independently determined based on, inter alia, the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by such Fund’s Board or Investment Adviser, or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Co-Investment Affiliate’s capital available for investment is generally determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Co-Investment Affiliate’s directors, managers or advisers or imposed by applicable laws, rules, regulations or interpretations. Prior to entering into a Co-Investment Transaction, each Investment Adviser’s independent investment committee must approve such transaction.  If an Investment Adviser determines that the opportunity is appropriate for its respective Fund (and approves the investment for such Fund), and a Co-Investment Affiliate has confirmed its desire to also participate, then the Investment Adviser for each participating Fund will present the investment opportunity and the proposed allocation to the Independent Trustees prior to the actual investment by such Fund, as is generally the case for a business development company (“BDC”). A Potential Co-Investment Transaction shall be consummated only upon approval by a Required Majority (as defined below) of the Independent Trustees.  “Required Majority” means the number of Independent Trustees of a Fund equal to at least a majority of all of the Independent Trustees of such Fund.  As noted previously, no Independent Trustee shall have a direct or indirect financial interest in a Proposed Co-Investment Transaction.  The Funds’ participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.7

5
“Objectives and Strategies” means, with respect to each Fund, such Fund’s investment objectives and strategies, as described in such Fund’s registration statement on Form N-2, other filings such Fund has made with the Commission under the Securities Act of 1933, as amended, if applicable, or under the Securities Exchange Act of 1934, as amended, and such Fund’s reports to shareholders.

6
A Fund or Co-Investment Affiliate’s proposed investment amount for each potential Co-Investment Transaction will be subject to a minimum investment threshold. Accordingly, a potential Co-Investment Transaction may not be allocated to a Fund or a Co-Investment Affiliate if (i) such Fund or Co-Investment Affiliate’s initial proposed investment amount falls beneath the relevant minimum threshold, or (ii) such Fund or Co-Investment Affiliate’s pro rata investment allocation amount falls beneath such minimum threshold. Pro rata investment allocations occur when the aggregate amount recommended by an Investment Adviser to be invested by the applicable Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity. In such instances, the amount proposed to be invested by each such party will be allocated among them substantially pro rata based on the ratio of the applicable Fund’s capital available for investment in the asset class being allocated, on the one hand, and the other Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the investment opportunity up to the amount proposed to be invested by each.

7
Applicants note, however, that a Fund’s participation in a Co-Investment Transaction may differ from its Co-Investment Affiliates to the extent necessary to address a Fund or Other Account’s specific accounting, regulatory or tax requirements.

A Fund or any Co-Investment Affiliate will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

To allow for the independent review of co-investment activities, the Independent Trustees will also receive, on a quarterly basis, a record of all investments made by Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that: (1) were consistent with the applicable Fund’s then current investment objectives, and (2) were made available to the Fund but were determined to not be appropriate for such Fund by its Investment Adviser. This record will include an explanation of why such investment was determined to not be appropriate for such Fund.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Fund’s purchase or sale be the same as those applicable to any Co-Investment Affiliate’s purchase or sale in the same transaction.8

For the avoidance of doubt, any relief granted herein would not apply to any investment companies (other than the Funds) advised by any Fund’s sub-advisers, if any, or their affiliates or with respect to any co-investment by the Funds with any entity for which an Investment Adviser is not acting as the main investment adviser.

2. Reasons for Co-Investing

It is expected that co-investment in Portfolio Companies by any of the Funds and the Co-Investment Affiliates will increase favorable investment opportunities for the Funds. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for a Fund to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in Portfolio Companies.

It is expected that additional capital from the Co-Investment Affiliates, and the ability to invest through SPV Subs, would be advantageous, and likely necessary, for the Funds to engage in attractive investments in Portfolio Companies.  It is expected that the Master Fund will be, and other current Funds are, quite small compared to the Other Accounts.  Often when the Other Accounts purchase portfolio securities, the issuers of those securities require the use of a special purpose vehicle for tax, administrative, operational and other reasons.  When a Fund is small, such issuers may not allow the Fund to invest outside of an affiliated SPV Sub.  In addition, the Code imposes diversification requirements (further discussed below) that may limit the amount a Fund may commit to a particular investment.  Therefore, any transactions that currently require the use of a special purpose vehicle are currently not evaluated by the Investment Advisers’ investment committees due to the prohibitions discussed above, thereby limiting the number of opportunities available to the Funds.

In view of the foregoing, in cases where an Investment Adviser or investment adviser of an Other Account identifies an investment opportunity requiring larger capital commitments, and/or the use of a special purpose vehicle, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger investments, including through the use of SPV Subs, would enable each Fund to participate with one or more Co-Investment Affiliates in larger investments, which would, in turn, be expected to expand investment opportunities, provide better access to due diligence information and enhance such Fund’s ability to obtain discounted prices and increased income. Conversely, each Fund’s inability to co-invest with one or more Co-Investment Affiliates, including through the use of SPV Subs, could potentially result in the loss of beneficial investment opportunities for such Fund and, in turn, adversely affect such Fund’s shareholders. For example, a Fund may lose some investment opportunities if the Investment Adviser cannot provide a “one-stop” solution for a potential Portfolio Company. As noted above, Portfolio Companies may reject an offer by an Investment Adviser due to a Fund’s inability to commit the full amount of the capital needs of the Portfolio Company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By enabling a Fund to participate in Co-Investment Transactions that would be otherwise suitable if not for the restrictions imposed upon the Fund by Sections 17(a) and 17(d) and Rule 17d-1 of the 1940 Act, such Fund will likely see a meaningful increase in the number of opportunities accessible to the Fund.

8	Id.

In addition, the Code imposes diversification requirements on companies, such as the Master Fund, that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, the Master Fund might not be able to commit to the entire amount of the investment sought by an issuer. In such cases, an issuer may reject an offer of investment from the Master Fund due to its inability to commit the full amount of the investment required. Allowing for the types of transactions described in this Application should generate greater deal flow, broaden the market relationships of the Master Fund and allow the Master Fund to be more selective in choosing its investments so that the Master Fund can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Master Fund and its Portfolio Companies, all of which should create enhanced value for the Master Fund and its shareholders.

Partners Group and the Board of the Master Fund also believe that co-investment by the Master Fund and the Co-Investment Affiliates will afford the Master Fund the ability to achieve greater diversification and, together with the Co-Investment Affiliates, the opportunity to exercise greater influence on the Portfolio Companies in which the Master Fund and the Co-Investment Affiliates co-invest.

For these reasons, Partners Group and the Board of the Master Fund believe that it will be advantageous for the Master Fund to co-invest with one or more Co-Investment Affiliates and that such investment would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to the Master Fund. If the proposed Order is not granted, the Master Fund will not be able to avail itself of the potentially attractive investment opportunities that would be afforded by this arrangement. This will place the Master Fund at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

B. Applicable Law

Section 17(a) of the 1940 Act generally makes it unlawful for any affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) or promoter of or principal underwriter for a registered investment company, or affiliated person of such a person, promoter or underwriter, to knowingly sell or purchase any security or other property, or borrow or loan any money or other property, to or from the registered company or a company controlled by the registered company, unless, pursuant to Section 17(b), an application for an order exempting a proposed transaction from Section 17(a) has been filed with the Commission and has been granted by an order. The Commission shall grant such application and issue such order of exemption if evidence establish that: (1) the terms of the proposed transaction, including the consideration to be paid or received are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

There are generally two exemptive rules that exempt transactions with subsidiaries of investment companies—Rule 17a-2 and Rule 17a-6 (sometimes referred to as “downstream affiliates” rules).  Rule 17a-2 states that the purchase, sale or borrowing transactions occurring in the usual course of business between affiliated persons of registered investment companies shall be exempt from Section 17(a) of the 1940 Act provided (1) the transactions involve notes, drafts, time payment contracts, bills of exchange, acceptance or other property of a commercial character rather than of an investment character; (2) the buyer or lender is a bank; and (3) the seller or borrower is a bank or is engaged principally in the business of installment financing.  Rule 17a-6 states that a transaction to which a fund, or a company controlled by a fund, and a portfolio affiliate of the fund are parties is exempt from the provisions of Section 17(a) of the 1940 Act, provided that none of the following persons is a party to the transaction, or has a direct or indirect financial interest in a party to the transaction other than the fund:

1.	An officer, director, employee, investment adviser, member of an advisory board, depositor, promoter of or principal underwriter for the fund;

2.	A person directly or indirectly controlling the fund;

3.	A person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the fund;

4.	A person directly or indirectly under common control with the fund, other than:

i.	A portfolio affiliate of the fund; or

ii.	A fund whose sole interest in the transaction or a party to the transaction is an interest in the portfolio affiliate; or

5.	An affiliated person of any of the persons mentioned in paragraphs (a)(1)-(4) of this section, other than the fund or a portfolio affiliate of the fund.

Section 17(d) generally makes it unlawful for any affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) or principal underwriter for a registered investment company, or affiliated person of such a person or underwriter, acting as principal, to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant, unless, pursuant to Rule 17d-1, an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a registered investment company or its controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Section 2(a)(3) defines an “affiliated person” of another person as: (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the rebuttable presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

C. Need For Relief

Co-Investment Transactions could be prohibited by Section 17(a) and Section 17(d) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds are considered affiliates or second-tier affiliates of the Co-Investment Affiliates under Section 2(a)(3) of the 1940 Act and the Applicants cannot rely on the exemptions from Section 17(a) set forth under Rules 17a-2 and 17a-6.  Partners Group is the investment adviser to the Master Fund and some of the existing Funds. Under some circumstances, some or all of the Funds or Other Accounts might be deemed to be under the common control of the Investment Adviser.  Further, the proposed SPV Subs may be controlled by the Funds or otherwise considered affiliated persons of the Funds.  Because of these relationships, the Investment Advisers, the entities they advise and the SPV Subs would be prohibited by Section 17(a), Section 17(d) and Rule 17d-1 from participating in the Co-Investment Program.

With respect to the requested relief as it pertains to the Funds’ investments in the SPV Subs, the Applicants cannot rely on the exemptions from Section 17(a). Rule 17a-2 is only applicable to transactions with wholly-owned subsidiaries.  As discussed above, the SPV Subs would not be wholly-owned subsidiaries of the Funds and, therefore, that Rule would not be applicable. Rule 17a-6 exempts transactions with certain portfolio affiliates.  However, that Rule is not applicable in transactions where any control persons have a direct or indirect financial interest in any party to the transactions other than the registered fund.  That condition of the Rule would not be met here and, therefore, the Rule would not be applicable.  This is because the Other Accounts participating in the SPV Sub would be private funds managed by entities related to the Investment Adviser, as noted previously, and for which the Investment Adviser has pecuniary interests such as carried interest.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 17(b) and Rule 17d-1, permitting Co-Investment Affiliates (including Funds) to participate with one or more of the Funds in the Co-Investment Program.

E. Precedents

The Commission has granted Section 17(d) co-investment relief on numerous occasions in recent years.9 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by FS Investment Corporation and its affiliates, for which an order was granted on June 4, 2013, Gladstone Capital Corporation and its affiliates, for which orders were granted on July 26, 2012 and November 22, 2005, Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on November 3, 2009 and Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012.  However, the conditions of the Applicants’ proposed relief would differ from the precedents in that the Applicants request relief under Section 17(b) of the 1940 Act from Section 17(a) to allow the Funds to invest through SPV Subs that will not be wholly owned by the Funds.  To the Applicants’ knowledge, this relief has not previously been requested by a registrant; however, the Applicants feel for the reasons discussed in greater detail below that the elements comprising the standards for relief pursuant to Section 17(b) are met and that the use of SPV Subs for purposes of the Co-Investment Program would not result in any particular policy concerns.

F. Applicants’ Legal Arguments

Section 17(a) of the 1940 Act’s primary purpose is to prevent a person with the power to control an investment company from using that power to the person’s own pecuniary advantage, i.e. to prevent self-dealing.10 Section 17(a) is a broad prohibition that prohibits on its face virtually all principal transactions with affiliates and second-tier affiliates.  However, recognizing that not all arrangements that fall within Section 17(a)’s grasp present the same types of concerns regarding self-dealing, Congress provided, in Section 17(b) of the 1940 Act a route for requesting an order exempting a proposed transaction from Section 17(a).  The Commission shall grant such application and issue such order of exemption if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with (a) the policy of each registered investment company concerned, as recited in its registration statement and (b) reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

9
FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice);  Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC-30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et. al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30154 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (March 26, 2012) (order), Release No. IC-29968 (February 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, et. al. (File No. 812- 13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

10	See, e.g., S. Rep. No. 1775, 76th Cong., 3d Sess. 6 (1940).

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a registered investment company or a company controlled by such registered investment company is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will review and either approve or decline each Co-Investment Transaction prior to consummation will ensure that the Funds will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the Investment Advisers and the investment advisors of the Other Accounts would not be able to favor the Co-Investment Affiliates over any other Fund (or favor one Fund over another) through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Fund will also be attractive investment opportunities for the Co-Investment Affiliates (including the other Funds), provided that such investment opportunities fit within such Co-Investment Affiliates’ objectives, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities among the Funds or the Co-Investment Affiliates as opportunities arise. Further, the use of SPV Subs for purposes of the Co-Investment Program would not result in any particular policy concerns.  Applicants submit that the terms of each Co-Investment Transaction, including the consideration to be paid or received will be reasonable and fair and will not involve overreaching on the part of any person concerned; each Co-Investment Transaction will be consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; each Co-Investment Transaction will be consistent with the general purposes of the 1940 Act; and, the Funds’ participation in each Co-Investment Transaction will not be on a basis different from or less advantageous than that of other participants.11

The Investment Advisers will make the determinations required in conditions 1 and 2(a) and the applicable Investment Adviser will present the Potential Co-Investment Transactions and the allocations to the Independent Trustees and the Required Majority, who must find that the Potential Co-Investment Transactions are in the best interests of the Funds in order for the Fund to participate in the relevant Potential Co-Investment Transaction. A Fund may also participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate in such disposition or follow-on investment is proportionate to its outstanding investments in the issuer immediately preceding the transaction, disposition or follow-on investment, as the case may be; and (ii) the Independent Trustees have previously approved that the Fund’s participation in the pro rata dispositions and follow-on investments are in the best interests of the Fund.  The Independent Trustees may at any time rescind, suspend or qualify its approval of the Co-Investment Program and/or  any specific Co-Investment Transaction, pro rata disposition and follow-on investment with the result that all transactions, dispositions and/or follow-on investments must be submitted to the Independent Trustees for prior approval.

Applicants believe that participation by the Funds in Co-Investment Transactions, pro rata dispositions and follow-on investments, as provided in the conditions set forth below, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants.12 A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides. By requiring the approval of a majority of the Independent Trustees for each Co-Investment Transaction, the Applicants believe that the conditions, as proposed, will ensure (i) the terms of each Co-Investment Transaction, including the consideration to be paid or received will be reasonable and fair and will not involve overreaching on the part of any person concerned; (ii) each Co-Investment Transaction will be consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; (iii) each Co-Investment Transaction will be consistent with the general purposes of the 1940 Act; and, (iv) the Funds’ participation in each Co-Investment Transaction will not be on a basis different from or less advantageous than that of other participants.13 Furthermore, by allowing the Co-Investment Transactions, the Funds will not be unnecessarily deprived of what might otherwise be beneficial investments.

11	See, Note 7.

12	Id.

13	Id.

The foregoing analysis applies equally where a SPV Sub is involved in a Co-Investment Transaction.

G. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:14

1. Each time a Co-Investment Affiliate or an investment adviser to any Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within a Fund’s then-current Objectives and Strategies, the Fund’s Investment Adviser will make an independent determination of the appropriateness of the investment for the Fund in light of such Fund’s then-current circumstances.

2. (a) If the applicable Investment Adviser deems that the applicable Fund’s participation in any such Potential Co-Investment Transaction is appropriate, it will then determine an appropriate level of investment for such Fund and whether an SPV Sub will be utilized.

(b) If the aggregate amount recommended by an Investment Adviser to be invested by the applicable Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them substantially pro rata based on the ratio of the applicable Fund’s capital available for investment in the asset class being allocated, on the one hand, and the other Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the investment opportunity up to the amount proposed to be invested by each; provided that, allocations for each potential Co-Investment Transaction will be subject to a minimum investment threshold, pursuant to which a potential Co-Investment Transaction may not be allocated to a Fund or a Co-Investment Affiliate if such Fund or Co-Investment Affiliate’s pro rata allocation for the respective investment falls beneath such minimum threshold.  On a quarterly basis, the applicable Investment Advisers will provide the Independent Trustees of each participating Fund with information concerning each party’s available capital to assist the Independent Trustees with their review of the applicable Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the applicable Fund and any Co-Investment Affiliate, to the Independent Trustees of each participating Fund for their consideration and approval prior to consummation of the Co-Investment Transaction. A Required Majority of each Fund may approve each Co-Investment Transaction only after concluding that:

(i) the terms of the Co-Investment Transaction, including the consideration paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of such Fund or its shareholders on the part of any person concerned;

(ii) the Co-Investment Transaction is consistent with

14	For purposes of the conditions set forth in this Application, the term “Fund” includes the SPV Subs.

(A) the interests of the shareholders of such Fund; and

(B) such Fund’s Objectives and Strategies current at the time of the transaction;

(iii) the investment by the Co-Investment Affiliates does not disadvantage such Fund, and participation by such Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate15; provided, that if a Co-Investment Affiliate, other than such Fund, gains the right to nominate a director for election to a Portfolio Company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the Portfolio Company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii) if:

(A) the Independent Trustees have the right to approve the selection of such director or board observer, if any;

(B) the Investment Advisers agree to, and do, provide periodic reports to such Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the Portfolio Company; and

(C) any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the Portfolio Company will be shared proportionately among the participating Co-Investment Affiliates (who may, in turn, share their portion with their affiliated persons) and the applicable Fund in accordance with the amount of each party’s investment; and

(iv) the investment by such Fund does not benefit the Investment Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 12, (B) to the extent permitted by Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The applicable Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Investment Adviser will present to the applicable Fund’s Board, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Fund’s then-current Objectives and Strategies that were made available to the Fund but were determined to not be appropriate for such Fund by its Investment Adviser and an explanation of why such determination was made. All information presented to such Fund’s Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. A Fund will not participate in any Potential Co-Investment Transaction unless, with respect to such transaction, the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Fund as for the Co-Investment Affiliates.16 The grant to a Co-Investment Affiliate, but not such Fund, of the right to nominate a director for election to a Portfolio Company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the Portfolio Company will not be interpreted so as to violate this condition 5, if conditions 2(c)(iii)(A), (B) and (C) are met.

6. (a) If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the investment adviser of that Co-Investment Affiliate will:

15	See, Note 7.

16	Id.

(i) notify each Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Fund in the disposition.

(b) Each Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.17

(c) A Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its existing investments in the issuer immediately preceding the disposition; and (ii) the Board of each Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Fund’s participation to the Independent Trustees, and the Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Fund’s best interests.

(d) Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

7. (a) If any Co-Investment Affiliate desires to make a follow-on investment in a Portfolio Company whose securities were acquired in a Co-Investment Transaction, the investment adviser of that Co-Investment Affiliate will:

(i) notify each Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Fund.

(b) A Fund may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Fund’s participation to the Independent Trustees, and the Fund will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Fund’s best interests.

(c) If, with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Co-Investment Affiliates’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the applicable Investment Adviser to be invested by such Fund in the follow-on investment, together with the amount proposed to be invested by the other Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on the ratio of such Fund’s capital available for investment in the asset class being allocated, on the one hand, and the Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the follow-on investment opportunity, up to the amount proposed to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

8. The Independent Trustees of each Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliate that the applicable Fund considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which such Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for the applicable Fund of participating in new and existing Co-Investment Transactions. All information presented to the Independent Trustees pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

17	Id.

9. Each Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if the Funds were business development companies and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

10. No director or trustee of a Fund will be considered an Independent Director or an Eligible Director if such director or trustee is also a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Co-Investment Affiliates (other than any other Fund).

11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by the applicable Investment Adviser under any agreement with the applicable Fund or other Co-Investment Affiliate, be shared by such Fund and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

12. Any transaction fee (including break-up or commitment fees, but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the applicable Fund and the Co-Investment Affiliates (who may, in turn, share their portion with their affiliated persons) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Investment Advisers or other investment adviser of a Co-Investment Affiliate pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Advisers or other investment adviser of a Co-Investment Affiliate at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, their investment advisers nor any affiliated person (as defined in the 1940 Act) of the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the advisers of the Co-Investment Affiliates, the investment advisory fees paid in accordance with the agreements between such advisers and the Funds or other Co-Investment Affiliates).

III. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.  Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IV. PROCEDURAL MATTERS

A. Communications

Please address all communications, including any questions, concerning this Application and the Notice and Order to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

Please address a copy of any communications, concerning this Application, the Notice and Order to:

Brooks Lindberg
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600

B. Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Master Fund pursuant to resolutions attached hereto as Exhibit B.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of Partners Group Private Credit (Master Fund), Scott Higbee and Robert Collins are authorized to sign and file this document on behalf of Partners Group Private Credit (Master Fund).

Partners Group Private Credit (Master Fund)

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	President
Date:	August 2, 2013

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Chief Financial Officer
Date:	August 2, 2013

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Directors of Partners Group, Scott Higbee and Brooks Lindberg are authorized to sign and file this document on behalf of Partners Group.

Partners Group (USA) Inc.

By:	/s/ Scott Higbee
Name:	Scott Higbee
Title:	Director
Date:	August 2, 2013

By:	/s/ Brooks Lindberg
Name:	Brooks Lindberg
Title:	Director
Date:	August 2, 2013

List of Attachments and Exhibits

Exhibit A
1.	Verifications of Partners Group Private Credit (Master Fund)
2.	Verifications of Partners Group (USA), Inc.

Exhibit B - Resolutions

EXHIBIT A-1
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE CREDIT (MASTER FUND)
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 2, 2013 for and on behalf of Partners Group Private Credit (Master Fund); that he is the President of Partners Group Private Credit (Master Fund); and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
President
Partners Group Private Credit (Master Fund)

 PARTNERS GROUP PRIVATE CREDIT (MASTER FUND)
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 2, 2013 for and on behalf of Partners Group Private Credit (Master Fund); that he is the Chief Financial Officer of Partners Group Private Credit (Master Fund); and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Chief Financial Officer
Partners Group Private Credit (Master Fund)

EXHIBIT A-2
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (USA) INC.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 2, 2013 for and on behalf of Partners Group (USA) Inc.; that he is a Director of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Higbee
Scott Higbee
Director
Partners Group (USA) Inc.

PARTNERS GROUP (USA) INC.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 2, 2013 for and on behalf of Partners Group (USA) Inc.; that he is a Director of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brooks Lindberg
Brooks Lindberg
Director
Partners Group (USA) Inc.

EXHIBIT B
RESOLUTIONS

PARTNERS GROUP PRIVATE CREDIT (MASTER FUND)
(the “Fund”)

Resolutions Adopted By the Board of Trustees

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(a) and 17(d) and Rule 17d-1; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.